Exhibit 99.1

Satellos to Host Virtual KOL Event on SAT-3247 in Duchenne Muscular Dystrophy

TORONTO--(BUSINESS WIRE) — Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced that it will host a virtual key opinion leader (KOL) event on Tuesday, Feb. 24, 2026, at 3:30 p.m. ET, featuring Kevin M. Flanigan, MD, the Wolfe Foundation Endowed Chair in Neuromuscular Research at Nationwide Children’s Hospital and professor of pediatrics and neurology at The Ohio State University College of Medicine. Dr. Flanigan will join company management to discuss the unmet need and current treatment landscape for Duchenne muscular dystrophy (DMD). Interested participants may register here.

The event will provide an overview of Satellos' SAT-3247, an oral small molecule therapy designed to restore natural muscle repair and regeneration in DMD and related conditions. SAT-3247 targets AAK1, a protein involved in muscle stem-cell signaling, a process that is disrupted in DMD due to the absence of dystrophin. The session will review results from the completed Phase 1a/b clinical trial in healthy volunteers and adults with DMD; outline TRAILHEAD, an open-label study in adult participants; and share updates on BASECAMP, an ongoing Phase 2 pediatric study.

ABOUT KEVIN M. FLANIGAN, MD

Kevin M. Flanigan, MD, is the Director of the Center for Gene Therapy at the Abigail Wexner Research Institute of Nationwide Children’s Hospital (NCH), where he holds the Robert F. & Edgar T. Wolfe Foundation Endowed Chair in Neuromuscular Research. Dr. Flanigan trained in Neurology and Neuromuscular Disease at the Johns Hopkins Hospital, followed by a post-doctoral fellowship in Human Molecular Biology and Genetics at the University of Utah. After 14 years on the faculty in Utah, he joined NCH in 2009. He is currently the director of the NCH P50-funded Wellstone Muscular Dystrophy Specialized Research Center and is a Professor of Pediatrics and Neurology at Ohio State University. His laboratory work is directed toward the identification of genetic modifiers of disease severity in the dystrophinopathies, and toward the molecular characterization and treatment of neuromuscular diseases, using both gene replacement and RNA-modifying therapies. His lab has a particular interest in AAV-delivered U7snRNAs modified to target specific exons in the DMD gene, which has led to a first-in-human clinical trial. He is an experienced clinical trialist and has conducted multiple clinical trials of gene transfer therapies in DMD, as well as the childhood neurodegenerative disorders mucopolysaccharidosis types 3A and 3B

ABOUT SAT-3247

SAT-3247 is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in Duchenne muscular dystrophy (DMD) and other degenerative muscle diseases or injury conditions. Satellos is advancing SAT-3247 as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status, with ongoing Phase 2 clinical studies, including TRAILHEAD, an open-label study in adult participants, and BASECAMP, a global, randomized, placebo-controlled study in pediatric participants.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem-cell signaling, a process that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the possibility of pursuing regulatory approval for SAT-3247, the potential for SAT-3247 to represent a disease modifying approach to the therapeutic treatment of people living with Duchenne; anticipated benefits to patients from a small molecule treatment for Duchenne; the advancement SAT-3247 through clinical trials, including the BASECAMP clinical trial; the pharmacodynamic properties and mechanism-of-action of SAT-3247; the potential of our approach in other degenerative muscle diseases; SAT-3247’s prospective impact on Duchenne patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally; and Satellos’ technologies and drug development plans. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective” , “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form dated March 26, 2025 (which is located on Satellos’ profile at www.sedarplus.ca) and in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com